UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended October 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 6, 2025, ZK International Group Co., Ltd. (the “Company”) announced the following changes to its board of directors and management:

Resignation of Chief Executive Officer

On October 3, 2025, Mr. Jiancong Huang notified the Company of his resignation as the Chief Executive Officer of the Company, effective October 3, 2025. Mr. Huang will continue to serve as Chairman of the Board of Directors of the Company.

Resignations of Directors

Mr. Guolin Wang and Mr. Lie Cao each resigned as directors of the Company, effective October 3, 2025, in order to pursue other business commitments. Mr. Wang and Mr. Cao’s resignations were not a result of any disagreement with the Company’s operations, policies, or procedures.

Appointment of New Directors

The Board of Directors appointed Ms. Yannan Chuai and Mr. Ruihong Ma as directors of the Company, effective October 3, 2025.

Appointment of New Chief Executive Officer

On October 3, 2025, the Board of Directors, together with the Nominating Committee and the Compensation Committee, approved by resolution the appointment of Mr. Ruihong Ma and Ms. Yannan Chuai as directors of the Company, effective upon approval of the resolution, to serve until their respective successors are duly elected and qualified or until their earlier death, resignation, or removal.

The Company entered into an employment agreement with Mr. Ma, pursuant to which he serves as Chief Executive Officer and a director, with annual compensation of US$5,000.

The Board has determined that Ms. Chuai qualifies as an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. The Company entered into a director offer letter with Ms. Chuai providing annual compensation of US$5,000. She has been appointed chair of the Nominating Committee and a member of the Audit Committee and Compensation Committee.

The foregoing descriptions of Mr. Ma’s employment agreement and Ms. Chuai’s director offer letter are qualified in their entirety by reference to the full text of such agreements, filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

There are no family relationships between Mr. Ma, Ms. Chuai, and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Ma and Ms. Chuai is set forth below:

Mr. Ruihong Ma, age 43

Mr. Ma brings over 15 years of leadership experience in the engineering, pharmaceutical, and medical equipment sectors. From September 2016 to June 2024, he served as General Manager of Hebei Sowang Road & Bridge Engineering Co., Ltd. Prior to that, he was Sales Director of Xingtai Aisen Medical Equipment Co., Ltd. from 2010 to 2016, and Sales Manager of Xingtai Wanbang Pharmaceutical Co., Ltd. from 2005 to 2010. Mr. Ma holds a degree in Biology and Chemistry from Xingtai University.

Ms. Yannan Chuai, age 31

Ms. Chuai has extensive experience in human resources management and corporate administration. She currently serves as Chief Human Resources Officer of Beijing Labaku Information Technology Co., Ltd.. From September 2023 to July 2024, she was Chief Human Resources Officer of Beijing Hui’anjin Technology Co., Ltd. Ms. Chuai holds a degree from Yanjing University of Technology.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between the Company and Mr. Ruihong Ma, dated October 3, 2025
10.2	Director offer letter to Ms. Yannan Chuai, dated October 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZK International Group Co., Ltd.

Date: October 6, 2025	By:	/s/ Ruihong Ma
	Name:	Ruihong Ma
	Title:	Chief Executive Officer

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